Apollo Investment Corporation
Reports Financial Results for the Quarter Ended December 31, 2018

Board of Directors Authorizes a New $50 Million Stock Repurchase Plan

Fiscal Third Quarter and Other Recent Highlights:

•	Net investment income per share for the quarter was $0.45 compared to $0.45 for the quarter ended September 30, 2018

•	Net asset value per share as of the end of the quarter was $19.03 compared to $19.40 as of September 30, 2018, a decline of 1.9%

•	Continued to successfully execute portfolio repositioning strategy with core strategies(1) representing 80% of the portfolio(2) as of the end of the quarter

•
Non-core strategies(3) decreased to 16.7%(2) of the total investment portfolio at the end of the quarter, down from 18.3%(2) of the portfolio as of September 30, 2018 driven in part by the receipt of $17.6 million of cash from the return of capital from two oil and gas investments and the partial sale of the one remaining structured credit investment

•	Net leverage(4) as of the end of the quarter was 0.74x, compared to 0.68x as of September 30, 2018

•
Completed a one-for-three reverse stock split of the Company's common stock as of the close of business on November 30, 2018. The Company's common stock began trading on a split adjusted basis at the market open on December 3, 2018

•	Declared a distribution of $0.45 per share

•	Repurchased 1.5 million shares (adjusted for the reverse stock split) of common stock for an aggregate cost of $22.1 million during the quarter

•	Board of Directors authorizes a new $50 million stock repurchase plan

•
Amended, extended and upsized the senior secured revolving facility on November 19, 2018. The amendment reduced the asset coverage covenant from 200% to 150%, increased the size of the facility by $400 million to $1.59 billion, and extended the final maturity to November 19, 2023

New York, NY — February 6, 2019 — Apollo Investment Corporation (NASDAQ: AINV) or the “Company,” or “Apollo Investment,” today announced financial results for its third fiscal quarter ended December 31, 2018. The Company’s net investment income was $0.45 per share for the quarter ended December 31, 2018, compared to $0.45 per share for the quarter ended September 30, 2018. The Company’s net asset value (“NAV”) was $19.03 per share as of December 31, 2018, compared to $19.40 as of September 30, 2018.
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Note: All share and per share data shown in this press release have been adjusted for the one-for-three reverse stock split of the Company's common stock which became effective as of the close of business on November 30, 2018.

(1)	Core strategies include corporate lending, aviation, life sciences, asset based and lender finance.

(2)	On a fair value basis.

(3)	Non-core strategies include oil & gas, structured credit, renewables, shipping and commodities.

(4)
The Company’s net leverage ratio is defined as debt outstanding plus payable for investments purchased, less receivable for investments sold, less cash and cash equivalents, less foreign currencies, divided by net assets.

On February 6, 2019, the Board of Directors (the “Board”) declared a distribution of $0.45 per share, payable on March 21, 2019 to shareholders of record as of April 5, 2019.
Mr. Howard Widra, Apollo Investment’s Chief Executive Officer commented, “During the quarter, we continued to de-risk and reposition the portfolio through active management and opportunistic sales by reducing our exposure to concentrated positions and non-core assets, and shifting the portfolio into higher quality, lower risk, diversified corporate loans sourced by the Apollo Direct Origination platform. Given the continued successful implementation of our strategy, we ended the quarter with core assets representing 80% of the portfolio. Importantly, investments made during the quarter had the reduced risk profile, in terms of both leverage and credit spread, consistent with our plan to prudently grow the portfolio and increase leverage over time.” Mr. Widra continued, “In addition, the Board’s decision to expand our share repurchase program again underscores our commitment to creating value for our shareholders. We consider stock buybacks below NAV to be a component of our plan to deliver value to our shareholders.”
Stock Repurchase Plan
The Company also announced today that the Board has approved a new stock repurchase plan (the “Repurchase Plan”) to acquire up to $50 million of the Company’s common stock. The new Repurchase Plan is in addition to the Company's existing share repurchase authorization, of which approximately $33.9 million of repurchase capacity remains. Accordingly, the Company now has approximately $83.9 million available for stock repurchases under its repurchase program.

Since the inception of the share repurchase program in August 2015, the Board has approved five stock repurchase plans for $50 million each, inclusive of the newly authorized Repurchase Plan, for total share repurchase authorization of $250 million. Since the inception of the share repurchase program and through December 31, 2018, the Company has repurchased $166.1 million of common stock, inclusive of commissions.

Under the Repurchase Plan, the Company may, but is not obligated to, repurchase its outstanding common stock in the open market from time to time provided that the Company complies with the prohibitions under its insider trading policies and the requirements of Rule 10b-18 of the Exchange Act, including certain price, market volume and timing constraints. The Company intends to allocate a portion of the authorized amount under the Repurchase Plan to be repurchased in accordance with Rule 10b5-1 of the Exchange Act (the “10b5-1 Plan”). The Repurchase Plan and the 10b5-1 Plan are designed to allow the Company to repurchase its shares both during its open window periods and at times when it otherwise might be prevented from doing so under applicable insider trading laws or because of self-imposed trading blackout periods. The Repurchase Plan does not have an expiration date and may continue to be modified or discontinued at any time.
Senior Secured Revolving Credit Facility Amendment
On November 19, 2018, the Company amended, extended and upsized its senior secured revolving credit facility (the “Senior Secured Facility”). The amendment reduced the Company’s minimum asset coverage financial covenant from 200% to 150% and includes certain related changes to the borrowing base calculation. This amendment follows the passage of the Small Business Credit Availability Act (“SBCA Act”) in March 2018 and the Board’s approval of the application of the modified asset coverage requirement for the Company in April 2018 which will become effective on April 4, 2019. There was no change in the borrowing cost in connection with the amendment. Lender commitments to the Senior Secured Facility increased by $400 million from $1.19 billion to $1.59 billion. In addition, the final maturity date of the Senior Secured Facility was extended by approximately 2 years from December 21, 2021 to November 19, 2023. For further information, please see the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on November 20, 2018.

FINANCIAL HIGHLIGHTS

($ in billions, except per share data)	December 31, 2018		September 30, 2018		June 30, 2018		March 31, 2018		December 31, 2017
Total assets	$2.38		$2.39		$2.57		$2.31		$2.42
Investment portfolio (fair value)	$2.31		$2.32		$2.50		$2.25		$2.35
Debt outstanding	$0.99		$0.95		$1.10		$0.79		$0.88
Net assets	$1.32		$1.37		$1.39		$1.42		$1.44
Net asset value per share	$19.03		$19.40		$19.42		$19.67		$19.81

Debt-to-equity ratio	0.76	x	0.69	x	0.79	x	0.56	x	0.61	x
Net leverage ratio (1)	0.74	x	0.68	x	0.78	x	0.57	x	0.62	x
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(1)
The Company’s net leverage ratio is defined as debt outstanding plus payable for investments purchased, less receivable for investments sold, less cash and cash equivalents, less foreign currencies, divided by net assets.

PORTFOLIO AND INVESTMENT ACTIVITY

	Three Months Ended December 31,		Nine Months Ended December 31,
(in millions)*	2018	2017	2018	2017
Investments made in portfolio companies	$305.3	$198.4	$1,027.8	$806.0
Investments sold	(16.3)	(48.1)	(194.4)	(69.7)
Net activity before repaid investments	289.0	150.3	833.4	736.3
Investments repaid	(274.4)	(156.7)	(740.2)	(726.8)
Net investment activity	$14.6	$(6.4)	$93.2	$9.5

Portfolio companies at beginning of period	98	87	90	86
Number of new portfolio companies	14	8	30	31
Number of exited portfolio companies	(9)	(9)	(17)	(31)
Portfolio companies at end of period	103	86	103	86

Number of investments made in existing portfolio companies	26	12	35	19

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* Totals may not foot due to rounding.

OPERATING RESULTS

	Three Months Ended December 31,		Nine Months Ended December 31,
(in millions)*	2018	2017	2018	2017
Net investment income	$31.5	$34.0	$95.2	$101.4
Net realized and change in unrealized losses	(32.7)	(28.1)	$(55.1)	$(35.0)
Net increase (decrease) in net assets resulting from operations	$(1.2)	$5.8	$40.1	$66.4

(per share)* (1)
Net investment income on per average share basis	$0.45	$0.47	$1.34	$1.39
Net realized and change in unrealized loss per share	$(0.47)	$(0.39)	$(0.77)	$(0.48)
Earnings (loss) per share	$(0.02)	$0.08	$0.56	$0.91
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* Totals may not foot due to rounding.
(1) Based on the weighted average number of shares outstanding for the period presented.

STOCK REPURCHASE PROGRAM
During the three months ended December 31, 2018, the Company repurchased 1,497,831 shares at a weighted average price per share of $14.73, inclusive of commissions, for a total cost of $22.1 million. Since the inception of the share repurchase program and through December 31, 2018, the Company repurchased 9,725,950 shares at a weighted average price per share of $17.08, inclusive of commissions, for a total cost of $166.1 million. The Company now has approximately $83.9 million available for stock repurchases under its repurchase program inclusive of the newly authorized $50 million Repurchase Plan.

CONFERENCE CALL / WEBCAST AT 5:00 PM EST ON FEBRUARY 6, 2019
The Company will host a conference call on Wednesday, February 6, 2019 at 5:00 p.m. Eastern Time. All interested parties are welcome to participate in the conference call by dialing (888) 802-8579 approximately 5-10 minutes prior to the call; international callers should dial (973) 633-6740. Participants should reference Apollo Investment Corporation or Conference ID #1796418 when prompted. A simultaneous webcast of the conference call will be available to the public on a listen-only basis and can be accessed through the Events Calendar in the Shareholder section of our website at www.apolloic.com. Following the call, you may access a replay of the event either telephonically or via audio webcast. The telephonic replay will be available approximately two hours after the live call and through February 27, 2019 by dialing (800) 585-8367; international callers please dial (404) 537-3406, reference Conference ID #1796418. A replay of the audio webcast will also be available later that same day. To access the audio webcast please visit the Events Calendar in the Shareholder section of the Company’s website at www.apolloic.com.
SUPPLEMENTAL INFORMATION
The Company provides a supplemental information package to offer more transparency into its financial results and make its reporting more informative and easier to follow. The supplemental package is available in the Shareholders section of the Company’s website under Presentations at www.apolloic.com.

Our portfolio composition and weighted average yields as of December 31, 2018, September 30, 2018, June 30, 2018, March 31, 2018, and December 31, 2017 were as follows:

	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017
Portfolio composition, at fair value:
First lien secured debt	64%	57%	55%	50%	50%
Second lien secured debt	24%	27%	30%	31%	32%
Total secured debt	88%	84%	84%	82%	81%
Unsecured debt	0%	3%	4%	5%	5%
Structured products and other	3%	3%	3%	3%	4%
Preferred equity	1%	1%	1%	1%	1%
Common equity/interests and warrants	8%	9%	8%	9%	9%
Weighted average yields, at amortized cost (1):
First lien secured debt (2)	10.4%	10.4%	10.4%	10.5%	10.3%
Second lien secured debt (2)	11.4%	11.2%	11.1%	10.9%	10.8%
Total secured debt (2)	10.7%	10.7%	10.7%	10.7%	10.5%
Unsecured debt portfolio (2)	—	11.0%	11.4%	11.3%	11.2%
Total debt portfolio (2)	10.7%	10.7%	10.7%	10.7%	10.5%
Total portfolio (3)	9.6%	9.7%	9.7%	9.6%	9.6%
Interest rate type, at fair value (4):
Fixed rate amount	$—	$0.1 billion	$0.1 billion	$0.1 billion	$0.1 billion
Floating rate amount	$1.4 billion	$1.3 billion	$1.4 billion	$1.2 billion	$1.3 billion
Fixed rate, as percentage of total	0%	6%	6%	8%	8%
Floating rate, as percentage of total	100%	94%	94%	92%	92%
Interest rate type, at amortized cost (4):
Fixed rate amount	$—	$0.1 billion	$0.1 billion	$0.1 billion	$0.1 billion
Floating rate amount	$1.4 billion	$1.3 billion	$1.4 billion	$1.2 billion	$1.2 billion
Fixed rate, as percentage of total	0%	6%	6%	8%	9%
Floating rate, as percentage of total	100%	94%	94%	92%	91%
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(1)	An investor’s yield may be lower than the portfolio yield due to sales loads and other expenses.

(2)	Exclusive of investments on non-accrual status.

(3)	Inclusive of all income generating investments, non-income generating investments and investments on non-accrual status.

(4)
The interest rate type information is calculated using the Company’s corporate debt portfolio and excludes aviation, oil and gas, structured credit, renewables, shipping, commodities and investments on non-accrual status.

APOLLO INVESTMENT CORPORATION STATEMENTS OF ASSETS AND LIABILITIES (In thousands, except share and per share data)

	December 31, 2018	March 31, 2018
	(Unaudited)
Assets
Investments at fair value:
Non-controlled/non-affiliated investments (cost — $1,522,779 and $1,471,492, respectively)	$1,492,712	$1,450,033
Non-controlled/affiliated investments (cost — $67,308 and $73,943, respectively)	51,236	68,954
Controlled investments (cost — $767,028 and $723,161, respectively)	764,018	729,060
Cash and cash equivalents	22,654	14,035
Foreign currencies (cost — $7,259 and $1,292, respectively)	7,283	1,298
Cash collateral on options contracts	—	5,016
Receivable for investments sold	43	2,190
Interest receivable	20,695	22,272
Dividends receivable	3,454	2,550
Deferred financing costs	20,603	14,137
Variation margin receivable on options contracts	—	1,846
Prepaid expenses and other assets	969	419
Total Assets	$2,383,667	$2,311,810

Liabilities
Debt	$994,487	$789,846
Payable for investments purchased	7,811	41,827
Distributions payable	31,302	32,447
Management and performance-based incentive fees payable	14,276	16,585
Interest payable	9,508	5,310
Accrued administrative services expense	3,012	2,507
Other liabilities and accrued expenses	6,666	5,202
Total Liabilities	$1,067,062	$893,724

Net Assets	$1,316,605	$1,418,086

Net Assets
Common stock, $0.001 par value (400,000,000 shares authorized; 69,187,804 and 72,104,032 shares issued and outstanding, respectively)	$69	$72
Paid-in capital in excess of par	2,590,605	2,636,651
Accumulated over-distributed net investment income	(10,565)	(10,229)
Accumulated net realized loss	(1,216,679)	(1,166,471)
Net unrealized loss	(46,825)	(41,937)
Net Assets	$1,316,605	$1,418,086

Net Asset Value Per Share	$19.03	$19.67

APOLLO INVESTMENT CORPORATION STATEMENTS OF OPERATIONS (Unaudited) (In thousands, except per share data)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2018	2017	2018	2017
Investment Income
Non-controlled/non-affiliated investments:
Interest income (excluding Payment-in-kind (“PIK”) interest income)	$39,494	$38,350	$123,523	$116,519
Dividend income	2	—	2	—
PIK interest income	643	1,752	2,709	5,926
Other income	3,748	1,487	6,961	5,264
Non-controlled/affiliated investments:
Interest income (excluding PIK interest income)	—	—	—	114
Dividend income	298	392	904	2,461
PIK interest income	—	2,644	—	7,582
Other income	—	—	—	(306)
Controlled investments:
Interest income (excluding PIK interest income)	15,061	13,499	44,627	42,789
Dividend income	3,300	5,250	10,550	13,403
PIK interest income	1,495	1,379	4,390	4,046
Total Investment Income	$64,041	$64,753	$193,666	$197,798
Expenses
Management fees	$8,720	$12,048	$26,851	$36,463
Performance-based incentive fees	7,409	7,484	21,190	23,433
Interest and other debt expenses	14,217	12,433	42,697	40,479
Administrative services expense	1,657	1,693	5,152	5,061
Other general and administrative expenses	2,564	2,262	8,621	6,438
Total expenses	34,567	35,920	104,511	111,874
Management and performance-based incentive fees waived	(1,852)	(4,986)	(5,542)	(15,077)
Expense reimbursements	(161)	(148)	(500)	(444)
Net Expenses	$32,554	$30,786	$98,469	$96,353
Net Investment Income	$31,487	$33,967	$95,197	$101,445
Net Realized and Change in Unrealized Gains (Losses)
Net realized gains (losses):
Non-controlled/non-affiliated investments	$(12,421)	$443	$(22,140)	$(96,704)
Non-controlled/affiliated investments	—	5,369	2,007	(141,472)
Option contracts	(6,475)	(614)	(29,995)	(619)
Foreign currency transactions	(55)	16	(80)	6,635
Extinguishment of debt	—	(5,790)	—	(5,790)
Net realized losses	(18,951)	(576)	(50,208)	(237,950)
Net change in unrealized gains (losses):
Non-controlled/non-affiliated investments	2,235	(12,502)	(8,603)	88,785
Non-controlled/affiliated investments	(7,124)	(6,391)	(11,084)	150,828
Controlled investments	(18,883)	4,988	(8,911)	(796)
Option contracts	8,787	(12,100)	19,146	(13,973)
Foreign currency translations	1,271	(1,553)	4,564	(21,937)
Net change in unrealized gains (losses)	(13,714)	(27,558)	(4,888)	202,907
Net Realized and Change in Unrealized Losses	$(32,665)	$(28,134)	$(55,096)	$(35,043)
Net Increase (Decrease) in Net Assets Resulting from Operations	$(1,178)	$5,833	$40,101	$66,402
Earnings (Loss) Per Share — Basic	$(0.02)	$0.08	$0.56	$0.91

Apollo Investment Corporation
Apollo Investment Corporation (NASDAQ: AINV) is a closed-end investment company that has elected to be treated as a business development company under the Investment Company Act of 1940. The Company invests primarily in various forms of debt investments, including secured and unsecured debt, loan investments, and/or equity in private middle-market companies. The Company may also invest in the securities of public companies and structured products and other investments such as collateralized loan obligations and credit-linked notes. The Company seeks to provide private financing solutions for private companies that do not have access to the more traditional providers of credit. Apollo Investment Corporation is managed by Apollo Investment Management, L.P., an affiliate of Apollo Global Management, LLC, a leading global alternative investment manager. For more information, please visit www.apolloic.com.
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including, but not limited to, statements as to our future operating results; our business prospects and the prospects of our portfolio companies; the impact of investments that we expect to make; our contractual arrangements and relationships with third parties; the dependence of our future success on the general economy and its impact on the industries in which we invest; the ability of our portfolio companies to achieve their objectives; our expected financings and investments; the adequacy of our cash resources and working capital; and the timing of cash flows, if any, from the operations of our portfolio companies.
We may use words such as “anticipates,” “believes,” “expects,” “intends,” “will,” “should,” “may” and similar expressions to identify forward-looking statements. Such statements are based on currently available operating, financial and competitive information and are subject to various risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations. Statements regarding the following subjects, among others, may be forward-looking: the return on equity; the yield on investments; the ability to borrow to finance assets; new strategic initiatives; the ability to reposition the investment portfolio; the market outlook; future investment activity; and risks associated with changes in business conditions and the general economy. Undue reliance should not be placed on such forward-looking statements as such statements speak only as of the date on which they are made. We do not undertake to update our forward-looking statements unless required by law.
Contact
Elizabeth Besen
Investor Relations Manager
Apollo Investment Corporation
212.822.0625
ebesen@apollo.com